

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 18, 2017

<u>Via E-mail</u>
Mark A. Smith
President and Chief Executive Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, Colorado 80112

   Re: NioCorp Developments Ltd.
     Registration Statement on Form S-1
     Filed April 12, 2017
     File No. 333-217272

Dear Mr. Smith:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Hillary Daniels at (202) 551-3959 with any questions.

           Sincerely,

           /s/ Pamela Howell
           for

           John Reynolds
           Assistant Director
           Office of Beverages, Apparel, and
           Mining

cc: Jason K. Brenkert, Esq.
   Dorsey & Whitney LLP